UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. __5__)*

                      The Tesseract Group, Incorporated
------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
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                       (Title of Class of Securities)

                                28139B-10-0
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                              (CUSIP Number)

                                May 31, 1999
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Schedule)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /X/   Rule 13d-1(b)
     /_/   Rule 13d-1(c)
     /_/   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are responsible to the collection of the information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (2/92)              Page 1 of 5 pages

CUSIP No.  28139B-10-0              13G               Page 2 of 5 pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

             Perkins Capital Management, Inc.
             IRS ID No.: 41-1501962

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /_/
                                               (b) /_/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

            730 East Lake Street, Wayzata, MN  55391-1769

NUMBER OF SHARES         5    SOLE VOTING POWER
                              204,500

BENEFICIALLY OWNED       6    SHARED VOTING POWER
                              0

BY EACH REPORTING        7    SOLE DISPOSITIVE POWER
                              407,700

PERSON WITH              8    SHARED DISPOSITIVE POWER
                              0
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     407,700

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.3%

12   TYPE OF REPORTING PERSON*
     IA


SEC 1745    (2/92)               Page 2 of 5 pages

CUSIP No.  28139B-10-0                 13G              Page 3 of 5 pages


Item 1.
     (a) Name of Issuer
         The Tesseract Group, Incorporated

     (b) Address of Issuer's Pricipal Executive Offices
         1300 Norwest Financial Center, 7900 Xerxes Ave. S.,
         Minneapolis, MN  55431
Item 2.
     (a) Name of Person Filing
         Perkins Capital Management, Inc.

     (b) Address of Principal Business Office or, if none, residence 730 East Lake Street
         Wayzata, MN  55391-1769

     (c) Citizenship
         Minnesota Corporation

     (d) Title of Class of Securities
         Common Stock

     (e) CUSIP Number
         28139B-10-0

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) /_/     Broker or Dealer registered under Section 15 of the Act

      (b) /_/     Bank as defined in section 3 (a) (6) of the Act

      (c) /_/     Insurance Company as defined in section 3 (a) (6) of the Act

      (d) /_/ Investment Company registered under section 8 of the Investment Company Act.

      (e) /X/ Investment Adviser registered under section 203 of the Investment Advisers act of 1940

      (f) /_/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1 (b) (1) (ii) (F)

      (g) /_/     Parent Holding Company, in accordance with
                  240.13d-1 (b) (ii) (G)  (Note:  See Item 7)


SEC 1745 (2/92)                 Page 3 of 5 pages

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CUSIP No.  28139B-10-0                13G               Page 4 of 5 pages

     (h) /_/     Group, in accordance with 240.13d-1(b) (1) (ii) (H)

Item 4.  Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1
(b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)     Amount Beneficially Owned
             407,700

     (b)     Percent of Class
             4.3%

     (c)     Number of shares as to which such person has:
             (i)    sole power to vote or to direct the vote
                    204,500
             (ii)   shared power to vote or to direct the vote
                    0
             (iii)  sole power to dispose or to direct the disposition of
                    407,700
             (iv)   shared power to dispose or to direct the disposition of
                    0

Item 5.  Ownership of Five Percent or Less of a Class
         Perkins Capital Management, Inc. now holds only 4.3%.

Item 6.  Ownership of more than Five Percent on Behalf of Another Person.
         None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
         None

Item 8.  Identification and Classification of Members of the Group
         None

Item 9.  Notice of Dissolution of Group
         None


SEC 1745 (2/92)                   Page 4 of 5 pages

CUSIP No.  28139B-10-0                   13G              Page 5 of 5 pages


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               June 4, 1999
                   ------------------------------------
                                  Date

                   By   /s/ Richard C. Perkins
                   ------------------------------------
                                Signature

                   Richard C. Perkins, VP/Portfolio Mgr
                   ------------------------------------
                               Name/Title


SEC 1745 (2/92)                  Page 5 of 5 pages